SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*


                           Edge Petroleum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   279862 10 6
--------------------------------------------------------------------------------
                                  (CUSIP Number)



                                 John E. Calaway
                              2409 Commerce Street
                              Houston, Texas 77003
                                 (713) 236-9840
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 24, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                   ----------

CUSIP No. 279862 10 6

         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  John E. Calaway
         ----------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                      (a)      [ ]
                                                      (b)      [x]
         ----------------------------------------------------------------------
         (3)      SEC Use Only
         ----------------------------------------------------------------------
         (4)      Source of Funds

                  OO
         ----------------------------------------------------------------------
         (5)     Check if Disclosure of legal procedings is Required Pursuant
                 to Items 2(d) or 2(e)                           [ ]
         ----------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  United States of America
         ----------------------------------------------------------------------
         Number of    (7) Sole Voting Power                    147,725 Shares
         Shares Bene-  ________________________________________________________
         ficially     (8)      Shared Voting Power             166,920 Shares
         Owned by      ________________________________________________________
         Each Report- (9)      Sole Dispositive Power          147,725 Shares
         ing Person    ________________________________________________________
         With        (10)    Shared Dispositive Power           96,920 Shares
         ----------------------------------------------------------------------

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  314,645 Shares
         ----------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
                                                                       [ ]
         ----------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)
                  4.0%
         ----------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)    IN

         ----------------------------------------------------------------------

CUSIP No. 279862 10 6

         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Calaway Oil and Gas Corporation
         ----------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                   (a)      [ ]
                                                   (b)      [x]

         (3)      SEC Use Only
         ----------------------------------------------------------------------
         (4)      Source of Funds

                  OO
         ----------------------------------------------------------------------
         (5)      Check if Disclosure is Required Pursuant to Items 2(d)or 2(e)
                                                                    [ ]
         ----------------------------------------------------------------------

         (6)      Citizenship or Place of Organization

                  Texas
         ----------------------------------------------------------------------
         Number of    (7) Sole Voting Power                        0 Shares
         Shares Bene-  ________________________________________________________
         ficially     (8)      Shared Voting Power             166,920 Shares
         Owned by      ________________________________________________________
         Each Report- (9)      Sole Dispositive Power              0 Shares
         ing Person    ________________________________________________________
         With        (10)    Shared Dispositive Power           96,920 Shares
         ----------------------------------------------------------------------

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  166,920 Shares
         ----------------------------------------------------------------------

         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
                                                                       [ ]
         ----------------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row (11)
                  2.1%
         ----------------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)    CO

         ----------------------------------------------------------------------

CUSIP No. 279862 10 6

         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Calaway Partners
         ----------------------------------------------------------------------

         (2)      Check the Appropriate Box if a Member of a Group
                                                 (a)        [ ]
                                                 (b)        [x]
         ----------------------------------------------------------------------

         (3)      SEC Use Only
         ----------------------------------------------------------------------

         (4)      Source of Funds

                  OO
         ----------------------------------------------------------------------

         (5)     Check if Disclosure of legal procedings is Required Pursuant
                 to Items 2(d) or 2(e)                           [ ]
         ----------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Texas
         ----------------------------------------------------------------------
         Number of    (7) Sole Voting Power                        0 Shares
         Shares Bene-  ________________________________________________________
         ficially     (8)      Shared Voting Power                 0 Shares
         Owned by      ________________________________________________________
         Each Report- (9)      Sole Dispositive Power              0 Shares
         ing Person    ________________________________________________________
         With        (10)    Shared Dispositive Power              0 Shares
         ----------------------------------------------------------------------

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           -0-
         ----------------------------------------------------------------------

         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
                                                               [ ]
         ----------------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row (11)
                            -0-
         ----------------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)    PN

         ----------------------------------------------------------------------

CUSIP No. 279862 10 6

         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Nell G. Calaway
          ----------------------------------------------------------------------

         (2)      Check the Appropriate Box if a Member of a Group
                                                   (a)        [ ]
                                                   (b)        [x]
         ----------------------------------------------------------------------

         (3)      SEC Use Only
         ----------------------------------------------------------------------

         (4)      Source of Funds

                  OO
         ----------------------------------------------------------------------
         (5)     Check if Disclosure of legal procedings is Required Pursuant
                 to Items 2(d) or 2(e)                           [ ]
         ----------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  United States of America
         ----------------------------------------------------------------------
         Number of    (7) Sole Voting Power                        0 Shares
         Shares Bene-  ________________________________________________________
         ficially     (8)      Shared Voting Power                 0 Shares
         Owned by      ________________________________________________________
         Each Report- (9)      Sole Dispositive Power            70,000 Shares
         ing Person    ________________________________________________________
         With        (10)    Shared Dispositive Power              0 Shares
         ----------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  70,000 Shares
         ----------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
                                                                      [ ]
         ----------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)
                  1.0%
         ----------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)    IN

         ----------------------------------------------------------------------

Amendment No. 4 to Schedule 13D

          John E. Calaway ("Mr. Calaway"), Nell G. Calaway ("Ms. Calaway"), Calaway Oil and Gas Corporation, a Texas corporation ("COGC"), and Calaway Partners, a Texas general partnership ("CP" and collectively with Mr. Calaway, Ms. Calaway and COGC, the "Calaway Parties"), hereby amend and supplement their statement on Schedule 13D as originally filed by the Calaway Parties on March 13, 1997 and amended by Amendment No. 1 dated July 31, 1997, Amendment No. 2 dated September 10, 1997 and Amendment No. 3 dated May 8, 1998 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Edge Petroleum Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 2. Identity and Background

     Item 2 of the Original Statement is hereby amended and supplemented as follows: Mr. Calaway resigned from his position as Chairman of the Board and Chief Executive Officer of the Company in November 1998. Mr. Calaway's principal occupation and employment is as an artist and private investor. The residence address of Mr. Calaway and the address of the principal business of each of COGC and CP is 2409 Commerce Street, Houston, Texas 77003. The residence address of Ms. Calaway is 2350 Bluebonnet, Houston, Texas 77030.

Item 4.  Purpose of Transaction

     Item 4 of the Original Statement is hereby amended and supplemented as follows: Mr. Calaway's Transactions.

     Separation Agreement (November 1998). In connection with his resignation as Chairman of the Board and Chief Executive Officer of the Company, effective November 16, 1998, Mr. Calaway and the Company entered into a separation agreement (the "Separation Agreement"), a copy of which has been filed as
Exhibit I hereto. The Separation Agreement provided for, among other things, the vesting of Mr. Calaway's unvested stock options for the purchase of 106,916 shares of Common Stock and the vesting of 106,916 shares of unvested restricted stock, as well as the forfeiture of 13,365 shares of unvested restricted stock. The Separation Agreement also provided for a mutual release of claims under the Employment Agreement.

     February 1999 Sales. Mr. Calaway sold an aggregate of 95,401 shares of Common Stock in February 1999 as follows. Effective February 11, 1999, Mr. Calaway sold 2,000 shares of Common Stock. Effective February 22, 1999, Mr.
Calaway sold 30,600 shares of Common  Stock.  Effective  February 23, 1999,  Mr.
Calaway  sold 1,700 shares of Common  Stock.  Effective  February 24, 1999,  Mr.
Calaway  sold 6,200 shares of Common  Stock.  Effective  February 25, 1999,  Mr.
Calaway sold 43,800 shares of Common Stock. Effective February 26, 1999, Mr. Calaway sold 11,101 shares of Common Stock.

     March 1999 Sales. Mr. Calaway sold an aggregate of 10,800 shares of Common Stock in March 1999 as follows. Effective March 25, 1999, Mr. Calaway sold 8,800 shares of Common Stock. Effective March 26, 1999, Mr. Calaway sold 2,000 shares of Common Stock.

COGC's Transactions.

     July 1998 Sale. Effective July 17, 1998, COGC exchanged 2,824 shares of Common Stock for personal property consisting of works of art.

     August 1998 Sales. COGC sold an aggregate of 42,400 shares of Common Stock in August 1998 as follows. Effective August 18, 1998, COGC sold 8,100 shares of Common Stock. Effective August 19, 1998, COGC sold 1,900 shares of Common Stock. Effective August 20, 1998, COGC sold 1,200 shares of Common Stock. Effective August 21, 1998, COGC sold 8,800 shares of Common Stock. Effective August 21, 1998, COGC sold 12,000 shares of Common Stock. Effective August 21, 1998, COGC sold 4,000 shares of Common Stock. Effective August 24, 1998, COGC sold 6,400 shares of Common Stock.

     November 1998 Sales. COGC sold an aggregate of 11,000 shares of Common Stock in November 1998 as follows. Effective November 20, 1998, COGC sold 500 shares of Common Stock. Effective November 23, 1998, COGC sold 1,500 shares of Common Stock. Effective November 24, 1998, COGC sold 4,000 shares of Common Stock. Effective November 25, 1998, COGC sold 2,000 shares of Common Stock. Effective November 27, 1998, COGC sold 2,000 shares of Common Stock. Effective November 30, 1998, COGC sold 1,000 shares of Common Stock

     December 1998 Sales. COGC sold an aggregate of 10,100 shares of Common Stock in December 1998 as follows. Effective December 18, 1998, COGC sold 2,500 shares of Common Stock. Effective December 21, 1998, COGC sold 2,600 shares of Common Stock. Effective December 24, 1998, COGC sold 5,000 shares of Common Stock.
     January 1999 Sales. COGC sold an aggregate of 150,700 shares of Common Stock in January 1999 as follows. Effective January 8, 1999, COGC sold 5,000 shares of Common Stock. Effective January 11, 1999, COGC sold 23,900 shares of Common Stock. Effective January 20, 1999, COGC sold 45,000 shares of Common Stock. Effective January 20, 1999, COGC sold 5,000 shares of Common Stock. Effective January 28, 1999, COGC sold 71,500 shares of Common Stock. Effective January 29, 1999, COGC sold 300 shares of Common Stock.

     February 1999 Sales. COGC sold 1,000 shares of Common Stock effective February 1, 1999.

     CP's Transactions. The descriptions below relate to shares sold by CP, a general partnership, at the direction of Ms. Calaway, a general partner of CP. The proceeds from such sales are for the benefit of Ms Calaway. Mr. Calaway, a general partner of CP did not direct the disposition of these shares and will not receive any proceeds from the sale thereof.

     May 1998 Sales. Effective May 14, 1998, CP sold 4,000 shares of Common Stock. November 1998 Sales. Effective November 3, 1998, CP sold 9,604 shares of Common Stock. Following all actions described in this Item, Mr. Calaway, COGC and CP held directly 14,080, 96,920 and 70,000 shares of Common Stock, respectively.

Other.

     Mr. Calaway and COGC expect that they may dispose of additional shares in the open market in the near future. Each of the Calaway Parties may also seek to take any other action described in the Original Statement.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Original Statement is hereby amended and supplemented as follows: Effective May 14, 1998, CP sold 4,000 shares of Common Stock. Effective July 17, 1998, COGC exchanged 2,824 shares of Common Stock for personal property. In August 1998, COGC sold an aggregate of 42,400 shares of Common Stock. The Separation Agreement effective November 16, 1998, provides for the vesting of Mr. Calaway's unvested stock options for the purchase of 106,916 shares of Common Stock and the vesting of 106,916 shares of unvested restricted stock, as well as the forfeiture of 13,365 shares of unvested restricted stock. Mr. Calaway, COGC and CP effected sales of shares of Common Stock by open market sale effected on the Nasdaq National Market in November through April 30, 1999; the date of the sale, the selling Calaway Party, the number of shares and the price such sale was effected at are set forth below:

                 Calaway            Number of
Date              Party              Shares            Price Per Share
-------          -------            ---------          ---------------
11/03/98          CP                  9,604                   $9.88
11/20/98          COGC                  500                   $8.00
11/23/98          COGC                1,500                   $8.00
11/24/98          COGC                4,000                   $8.25
11/25/98          COGC                2,000                   $8.00
11/27/98          COGC                2,000                   $8.00
11/30/98          COGC                1,000                   $7.75

12/18/98          COGC                2,500                   $5.13
12/21/98          COGC                2,600                   $5.38
12/24/98          COGC                5,000                   $5.00

01/08/99          COGC                5,000                   $4.25
01/11/99          COGC               23,900                   $4.25
01/20/99          COGC               45,000                   $4.31
01/20/99          COGC                5,000                   $4.25
01/28/99          COGC               71,500                   $4.72
01/29/99          COGC                  300                   $4.69

02/01/99          COGC                1,000                   $4.69
02/11/99          Mr. Calaway         2,000                   $5.50
02/22/99          Mr. Calaway           100                   $4.81
02/22/99          Mr. Calaway        10,600                   $4.69
02/22/99          Mr. Calaway        19,900                   $4.75
02/23/99          Mr. Calaway         1,700                   $4.25
02/24/99          Mr. Calaway         5,200                   $4.25
02/24/99          Mr. Calaway         1,000                   $4.31
02/25/99          Mr. Calaway        30,000                   $4.38
02/25/99          Mr. Calaway        13,800                   $4.25
02/26/99          Mr. Calaway        11,101                   $4.38

03/25/99          Mr. Calaway         8,800                   $5.00
03/26/99          Mr. Calaway         2,000                   $5.13


     As of April 30, 1999, Mr. Calaway beneficially owned an aggregate of 314,645 shares of Common Stock (approximately 4.0% of the 7,772,032 shares outstanding, determined by reference to the approximately 7,772,032 shares of Common Stock the Company reported outstanding in its most recently filed Annual Report on Form 10-K). Such beneficial ownership also includes 133,645 shares underlying stock options (as described below). Mr. Calaway and COGC disclaim beneficial ownership of the shares of Common Stock held by CP, and Ms. Calaway disclaims beneficial ownership of the shares of Common Stock held by CP, COGC and Mr. Calaway, and nothing herein shall be deemed an admission that a group exists.
     As described in the Original Statement, the Company on March 3, 1997 granted options for 133,645 shares of Common Stock to Mr. Calaway pursuant to the Company's Incentive Plan. Such options were originally exercisable in cumulative annual increments of one-fifth of the total number of shares of Common Stock subject thereto, beginning on the anniversary date of grant, at a purchase price of $16.50 per share and expire ten years from the date of their issuance. On March 3, 1998, options for the purchase of 26,729 of such shares became exercisable. Pursuant to the terms of the Separation Agreement, the balance of the options for the purchase of 106,916 shares of Common Stock became exercisable in connection with Mr. Calaway's resignation. As of April 30, 1999, Mr. Calaway may be deemed to be the beneficial owner of all 133,645 of such shares purchasable pursuant to stock options.

     On February 22, 1999, the Calaway Parties ceased to be the beneficial owner of more than five percent of the class securities.

     Except as set forth in this Amendment, to the best of each of the Calaway Parties' knowledge, none of the Calaway Parties have effected any transaction in Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with his resignation as Chairman of the Board and Chief Executive Officer of the Company, effective November 16, 1998, Mr. Calaway and the Company entered into the Separation Agreement, a copy of which has been filed as Exhibit I hereto. The Separation Agreement provided for, among other things, the vesting of Mr. Calaway's unvested stock options for the purchase of 106,916 shares of Common Stock and the vesting of 106,916 shares of unvested restricted stock, as well as the forfeiture of 13,365 shares of unvested restricted stock. The Separation Agreement also provided for a mutual release of claims under the Employment Agreement.

Item 7. Material to be Filed as Exhibits.


                  Exhibit I Separation Agreement effective November 16, 1998 between Mr. Calaway and the Company (Incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No.
                                    0-22149)).

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Date: April 30, 1999.


                                       By:      /s/ John E. Calaway
                                       ----------------------------
                                                    John E. Calaway


                                        CALAWAY OIL AND GAS CORPORATION



                                       By:      /s/ John E. Calaway
                                       ----------------------------

                                                    John E. Calaway
                                                 President and Secretary


                                     CALAWAY PARTNERS, by CALAWAY OIL AND
                                     GAS CORPORATION, its general partner



                                       By:      /s/ John E. Calaway
                                       ----------------------------
                                                    John E. Calaway
                                                President and Secretary



                                       By:      /s/ Nell G. Calaway
                                       ----------------------------
                                                    Nell G. Calaway